Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Excluding interest on deposits (1)
Income before income taxes	$303,316	$394,940	$341,980	$321,540	$265,871	$172,014
Equity investee income	(14,070)	(10,250)	(16,650)	(11,000)	(12,720)	(10,207)
Equity investee distributions	8,432	14,468	9,698	8,234	9,428	8,084
Preferred dividends of consolidated subsidiaries	—	—	—	—	(2,885)	(3,681)
Fixed charges:
Interest expense (2)	26,558	40,565	44,466	41,881	36,831	52,036
Interest within rental expense	11,804	15,119	16,095	15,195	13,015	13,149
Preferred dividends of consolidated subsidiaries	—	—	—	—	2,885	3,681
Total fixed charges	38,362	55,684	60,561	57,076	52,731	68,866
Total earnings and fixed charges	$336,040	$454,842	$395,589	$375,850	$312,425	$235,076

Fixed charges, as above	$38,362	$55,684	$60,561	$57,076	$52,731	$68,866
Preferred stock dividends	21,112	28,150	16,547	—	—	3,008
Fixed charges including preferred stock dividends	$59,474	$83,834	$77,108	$57,076	$52,731	$71,874

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.65	5.43	5.13	6.59	5.92	3.27

Including interest on deposits
Total earnings and fixed charges, as above	$336,040	$454,842	$395,589	$375,850	$312,425	$235,076
Add: Interest on deposits	5,676	8,271	11,114	14,042	33,685	49,030
Total earnings, fixed charges and interest on deposits	$341,716	$463,113	$406,703	$389,892	$346,110	$284,106

Fixed charges, including preferred stock dividends, as above	$59,474	$83,834	$77,108	$57,076	$52,731	$71,874
Add: Interest on deposits	5,676	8,271	11,114	14,042	33,685	49,030
Total fixed charges including preferred stock dividends and interest on deposits	$65,150	$92,105	$88,222	$71,118	$86,416	$120,904

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.25	5.03	4.61	5.48	4.01	2.35

(1)           Certain prior period amounts have been adjusted to reflect the adoption of ASU 2014-01. See Note 1, Summary of Significant Accounting Policies, of the Notes to the Unaudited Consolidated Financial Statements for further discussion.

(2)           Includes interest expense on uncertain tax positions.